As Filed with the Securities and Exchange Commission on June 21, 2004

Registration No. 333-113350

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________

Amendment No. 2 to

Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ALPHA TECHNOLOGIES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0079338

(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
Robert W. Forman, Esq.
c/o Shapiro Forman Allen & Miller LLP
11990 San Vicente Boulevard	380 Madison Avenue
Los Angeles, CA 90049	New York, NY 10017
(310) 566-4005	(212) 972-4900

(Address, including zip code, and	(Name, address, including zip code,
telephone number, including area	and telephone number, including area
code, of registrant’s principal	code, of agent for service)
executive office)

Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

                    If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [   ]

                    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only connection with dividend or interest reinvestment plans, please check the following box. [X]

                    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ___________________

                    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [   ] ___________________

                    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8 (a), MAY DETERMINE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JUNE 21, 2004

PROSPECTUS	258,225 SHARES

ALPHA TECHNOLOGIES GROUP, INC.
COMMON STOCK

     This prospectus relates to the sale by Union Bank of California, NA, U.S. Bank National Associates, Manufacturers Bank, IBM Credit Corporation, and California Bank & Trust (“Selling Stockholders”) of 258,225 shares of Common Stock, par value $.03 per share, of Alpha Technologies Group, Inc. (“Alpha”) acquired by such Selling Stockholders upon exercise of Warrants dated January 28, 2002, March 4, 2002, and September 5, 2003. See page 12 for further information with respect to such Selling Stockholders. Alpha will receive no portion of the proceeds of any such sales of Common Stock.

     Our common stock is quoted on the Nasdaq National Market System under the trading symbol ATGI. On June 15, 2004, the closing price of a share of our common stock on Nasdaq was $1.75.

     The shares of Common Stock covered by this Prospectus may be offered for sale from time to time on the Nasdaq National Market or otherwise by the Selling Stockholders at prices then obtainable.

     It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders on the sale of the shares of Common Stock offered hereby. Alpha will pay the other expenses of the offer of the shares of Common Stock by the Selling Stockholders as described in this Prospectus.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus is June    , 2004.

AVAILABLE INFORMATION ON ALPHA

     We filed a registration statement on Form S-3 to register with the Securities and Exchange Commission (“SEC”) the shares of our common stock offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 450 Fifth Avenue, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

     We incorporate by reference the documents listed below and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1)	Annual Report on Form 10-K for the year ended October 26, 2003.

(2)	Quarterly Report on Form 10-Q for the quarter ended January 25, 2004.

(3)	Amendment No.1 to Form 10-K for the year ended October 26, 2003.

(4)	Amendment No.1 to Form 10-Q for the quarter ended January 25, 2004.

(5)	Quarterly Report on Form 10-Q for the quarter ended April 25, 2004.

     You may request free copies of these filings by writing or telephoning us at the following address:

Chief Financial Officer
Alpha Technologies Group, Inc.
33 Bridge Street
Pelham, NH 03076
603-635-5160

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALPHA OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,

CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALPHA SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

OUR COMPANY

     Through our subsidiaries, we are engaged in the design, manufacture, fabrication and sale of thermal management products and aluminum extrusions. Thermal management products, principally heat sinks, are devices made out of fabricated aluminum extrusions that have high surface area to volume ratios and are engineered to dissipate unwanted heat generated by electronic components. As systems become increasingly more powerful and packaging becomes smaller, the need to dissipate heat becomes more important to the reliability and functioning of electronic systems. Our thermal management products serve the automotive, telecommunication, industrial controls, transportation, power supply, factory automation, consumer electronics, aerospace, defense, microprocessor, and computer industries.

     We extrude aluminum for our use in the production of thermal management products and sell aluminum extrusions to various industries including the construction, sporting goods and other leisure activity markets. Extruded aluminum is the primary raw material in the production of thermal management products.

     We conduct our thermal management business through several wholly owned subsidiaries: Wakefield Thermal Solutions, Inc. (“Wakefield”), which includes the Wakefield-Pelham (Pelham, NH), Wakefield-Fall River (Fall River, MA) and Wakefield-Temecula (Temecula, CA) divisions, Specialty Extrusion Corp. (“Specialty”) and Lockhart Industries, Inc. (“Lockhart”).

     We were incorporated as Synercom Technology, Inc., in Texas in 1969. We changed the state of incorporation to Delaware in 1983 and in 1995, changed our corporate name to Alpha Technologies Group, Inc. Our principal executive offices are located at 11990 San Vicente Boulevard, Suite 350, Los Angeles, California 90049, (310) 566-4005.

Recent Results of Operations

     Set forth below is a summary of our sales and income from continuing operations for the past three fiscal years.

	Year Ended
	(in thousands)
	October 26, 2003	October 27, 2002	October 28, 2001
Net Revenues	$46,801	$55,574	$67,914
Income from Continuing Operations	$(15,598)	$(11,488)	$107

     Results for the year ended October 28, 2001, include the results of National Northeast Corporation (“NNE”) from its date of acquisition on January 10, 2001. NNE, a manufacturer of aluminum extrusions and heat sinks, has been incorporated into our other heat sink operations and has been included in our financial statements since its acquisition.

     The foregoing table does not include the operations of Malco Technologies, Inc. (“Malco”) which was sold in November 2000. Malco manufactured custom design subsystems.

RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to other information set forth in this Prospectus before making a decision to purchase any of the securities offered hereby. Readers should refer to the table under the heading “Recent Results of Operations and Developments.”

Alpha has Experienced Significant Declines in Revenues,
Which have Contributed to Significant Operating Losses
and Negative Operating Cash Flows. If Sales Do Not Improve,
the Company Will Continue to Incur Losses

     As set forth under the heading Recent Results of Operations, Alpha’s sales have declined from $67,914,000 for fiscal 2001, to $46,801,000 for the fiscal year ended October 26, 2003. We believe this decline has been caused by a severe downturn in the markets our products serve, principally telecommunications, personal computers and networking equipment. Due to these sales declines, we have experienced net losses for the last two fiscal years of $15,598,000 and $11,488,000, which include goodwill write offs of $13 million and $15.6 million for fiscal years 2003 and 2002, respectively. As a result of reduced demand for our products, we have made substantial reductions in operating expenses, particularly in the number of employees.

     If we continue to incur substantial losses, we may be unable to meet our obligations to our Lenders, who have agreed several times over the past three years to modify these obligations. The Credit Agreement with our Lenders has been amended seven times since 2001 to revise financial covenants, revise principal repayment schedules and to waive certain events of covenant non-compliance.

     During our second fiscal quarter, we experienced an increase in revenues of approximately 22% compared to revenues in the first fiscal quarter. Our current forecast indicates that we will be in compliance with our loan covenants for the balance of the fiscal year. We believe that we will be able to fund our operations for the balance of the fiscal year through a combination of cash on hand, projected cash flow and borrowing under our revolving credit facility. However, we do not believe that sales will increase enough to meet the principal repayment schedule beginning at the end of the first quarter of fiscal 2005. We intend to negotiate with our Lenders to extend the Loan and revise the principal repayment schedule. In the event we cannot negotiate an extension, we would be required to obtain alternative financing. If the Lenders demand repayment and we cannot obtain alternative financing, we may be required to file for bankruptcy protection.

     During the first two fiscal quarters of 2004, although we used $1,500,000 to fund operations, accounts receivable increased by $1,900,000, resulting from increased sales, inventories increased by $588,000 and accounts payable increased by about $240,000 at April 25, 2004 compared with October 26, 2003.

     During fiscal 2004, our debt service requirements, capital expenditures and other contractual obligations will be approximately $5.8 million. Of that amount, $ 2,388,000 is for debt service, $50,000 is for capital expenses and $2,655,000 is for contractual obligations incurred in the ordinary course of business. We expect to fund these requirements principally through operations, although we may, from time to time, borrow money under our revolving credit facility. We may currently borrow an amount equal to the greater of $5.0 million or 60% of our accounts receivable. As of May 23, 2004, we had $4.1 million outstanding under our revolver, and had availability of $550,000. As sales increase, we expect our accounts receivable to increase, thereby creating additional availability.

Alpha’s Required Loan Payments
And the Limits of Our Revolving Credit Agreement
May Limit our Ability to Grow

     Pursuant to our Credit Agreement, as amended, the maximum amount that can be outstanding under our Revolving Credit Facility is $5 million, and is subject to a borrowing base equal to 60% of our accounts receivable. As of April 25, $4,100,000 was outstanding under the Revolving Credit Facility and $18,650,000 was outstanding under the Term Loan. The demand for our products has increased, and while the limit on borrowing may limit our ability to finance increased working capital needs, we believe that the Company will have enough availability to sustain quarterly sales of between $15-$16 million, which represent an annualized rate of revenues 28% higher than the Company’s revenues for fiscal 2003. At those levels, the Company forecasts EBITDA of approximately $1.1 million per quarter.

At current borrowing levels and rates of interest, our annual interest expense is approximately $1,830,000. All of the indebtedness bears interest at a variable rate. Each 1% increase in interest rates would increase annual interest expenses by $227,500. Principal payments of $250,000 are due at the end of each fiscal 2004 quarter on the Term Loan under our Credit Agreement, as amended. Quarterly principal payments increase to $1,800,000 in fiscal 2005. A final principal payment of $10,950,000 is due at the end of the first fiscal quarter of 2006.

While We Expect to be in Compliance With
Our Loan Covenants and Loan Repayment Schedule
During Fiscal 2004, It Is Unlikely That We
Will be Able to Make the Principal Payments
Scheduled for Fiscal 2005 and 2006

     We are currently in compliance with all financial covenants contained in the Credit Agreement, as amended, and believe we will continue to be in compliance for the balance of 2004. However, we will need to achieve quarterly sales in fiscal 2005 and 2006 of approximately $19 million, a level which we do not currently believe to be realistically achievable, in order to meet principal payment obligations in fiscal 2005 and 2006 or we will need to negotiate for an extension of the payment schedule and covenants. We intend to negotiate with our Lenders to extend the Loan and revise the principal repayment schedule. In the event we cannot negotiate an extension, we would be required to obtain alternative financing. If the Lenders demand repayment and we cannot obtain alternative financing, we may be required to file for bankruptcy protection.

The Company Violated Several Covenants
In its Credit Agreement During Fiscal 2003.
Future Violations Could Result in Additional
Fees Payable to the Lenders or to the Eventual
Termination of the Credit Agreement

     During the fiscal year ended 2003, the Company violated various financial covenants contained in its Credit Agreement. At each of January 24, 2003, April 27, 2003 and July 27, 2003 the Company was in violation of the Maximum Leverage Ratio and Fixed Charge Coverage Ratio covenants of the Credit Agreement as in effect on such date. On each of February 5, 2003, May 23, 2003 and September 5, 2003 the Company and its Lenders entered into an amendment to the Credit Agreement to waive the respective non-compliance and to revise the Maximum Leverage Ratio and Fixed Charge Coverage Ratio then in effect for the balance of fiscal year 2003 and fiscal year 2004. The violations principally resulted from the Company’s reduced sales levels, which caused its EBITDA to be lower than the amounts previously forecasted which formed the basis of the loan covenants. In connection with granting the Company waivers for violations during fiscal 2003, the Company paid its Lenders cash and non-cash fees aggregating $220,000. If the Company cannot meet the covenants contained in the Credit Agreement in the future, it may be subject to additional fees. In addition, the Lenders are not required to waive any such violations and, if they did not, could demand repayment of all indebtedness then outstanding. If the Company could not obtain alternative financing to repay such debt, the Company may be required to file for bankruptcy protection.

There is Significant Competition in Alpha’s Businesses,
Including Increased Competition from Asian Manufacturers,
Which May Negatively Impact Our Margins

     Supplying components for use in electronic products is highly competitive. Competition is based on many factors, including product quality and reliability, timely delivery, price and ability to develop customer-specific products solutions to thermal management. Many companies offer products and services similar to those offered by Alpha. The Company’s products are subject to increasing competition from low cost Asian manufacturers. The Company attempts to offset this competition by purchasing certain components of its products from Asian manufacturers. If our relationship with such manufacturers deteriorates or if such manufacturers become unable to meet our demand, we may lose sales. We are attempting to mitigate this risk by seeking to develop additional sources of supply in Asia. Further price competition may result in lower revenues and decreased gross profit margins, each of which will likely result in diminished earnings.

Alpha is Dependent Upon Key Members of Management;
If Our Chief Executive or Chief Operating Officer Resigns
or is Otherwise Unable to Continue Working
for the Company, Our Business Will Suffer

     The success of Alpha is largely dependent on the efforts of Lawrence Butler, Chairman and Chief Executive Officer and Robert Streiter, President and Chief Operating Officer of Alpha. The Company has no succession or similar plans in the event Mr. Butler or Mr. Streiter is no longer available to the Company. Alpha entered into employment agreements with Lawrence Butler and with Robert Streiter for three-year terms expiring October 31, 2006. We have a key man life insurance policy on the life of Robert Streiter for $10,000,000. Several key account managers are important to our current sales efforts. If we were to experience significant turnover in this area, we could suffer a decline in sales.

For the Fiscal Year Ended October 26, 2003,
We Derived 10.4% of our Revenues From One Customer.
We Anticipate a 50% Reduction in Sales
to That Customer for the Twelve Months
Beginning July 1, 2004.

     Harman International, Inc. (“Harman”) accounted for 10.4% of our net revenues in fiscal 2003. In April 2002, we entered into a supply agreement (the “Harman Agreement”) with Harman which lasts until June 30, 2004. Under the Harman Agreement, Harman agreed to purchase certain heat sinks exclusively from Alpha at prices in effect in February 2002. The prices are subject to change based upon the change in the price of aluminum. Based on communication from Harman, we anticipate entering into a new supply agreement, but expect that sales to Harman for the twelve months beginning July 1, 2004 will be about 50% (or approximately $2.5 million) lower than sales for the twelve months ending June 30, 2004. Harman accounts for a majority of the volume at one of our plants. Harman’s substantial reduction in volume will result in underutilization at that plant, resulting in losses at that location. The term of the lease for that facility ends in November 2004, and the annual rental payments are $220,000.

Certain of Alpha’s Customers Require the Company
to Meet Rigid Quality Control Standards;
Failure to Meet Such Standards is Likely to
Result in Lost Business from Such Customers

     Alpha’s products are incorporated into high technology products manufactured by original equipment manufacturers (“OEMs”) and, accordingly, must meet exacting specifications. A substantial portion of Alpha’s OEM customers require Alpha to qualify as an approved supplier. In order to so qualify, Alpha must satisfy stringent quality control standards and undergo intensive in-plant inspections of its manufacturing processes, equipment and quality control systems. To date, the Company has not experienced any material problems meeting its customers’ quality requirements.

The Failure to Timely Deliver our Products to Certain Automotive Customers
Could Subject Us to Liability

     Some of our customers are either automotive manufacturers or suppliers to automotive manufacturers. If we fail to deliver our products on a timely basis or if we deliver defective products, this could cause slowdowns of our ultimate customer’s manufacturing process which could subject us to liability. We have not experienced any such material delays on defective products.

The Company’s Products are Subject to
Technological Changes from Time to Time,
Which May Result in Increased Research and
Developments Expenditures to Attract or Retain Customers

     The markets for Alpha’s products are characterized by technological advances, changes in customer requirements, product introductions and evolving industry standards. Alpha believes that its future success will depend, in part, on its ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. The Company’s research and development expenditures, which were $396,000 and $496,000 for 2003 and 2002, respectively, are principally targeted at enhancing existing products, rather than developing new ones. If Alpha cannot modify its products to meet its customers’ changing needs, we may lose sales.

Raw Materials Represent a Significant Cost of the
Company’s Products and are Subject to Price Fluctuations
that Cannot Always be Passed onto Customers

     The principal raw material used in thermal management products is aluminum. Raw materials represent a significant portion of the cost of Alpha’s products. Prices for raw materials are based upon market prices at the time of purchase. Historically, the price of aluminum has experienced substantial volatility. Although thermal management products are generally shipped within 60 days following the order date, increases in raw materials prices cannot always be reflected in product sales prices.

Members of Management and Certain Directors
Beneficially Own a Substantial Portion
of the Company’s Common Stock and
May Be in a Position to Determine
the Outcome of Corporate Elections

     Members of Management and the Board of Directors, individually and through partnerships controlled by certain members of Management and the Board, on a fully diluted basis beneficially own 40% of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with Alpha, Marshall D. Butler and Lawrence Butler may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to Alpha’s stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Alpha.

As a Delaware Corporation, There are Potential Obstacles
to a Takeover Not Approved by the Board of Directors

     Certain provisions of the Delaware law could delay, impede or make more difficult a merger, tender offer or proxy contest involving Alpha, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met.

     In addition, shares of preferred stock can be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of Alpha. The availability of such preferred stock may give the Company’s board the ability to adopt a “poison pill” which may deter a potential acquirer from making a tender offer for some or all of the Company’s shares.

FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These statements include statements regarding our intent, belief or current expectations. You are cautioned that any forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. In addition to those factors discussed under “Risk Factors,” other factors that could cause actual results to differ materially from those indicated by the forward-looking statements are:

- the impact of general economic conditions;
- industry conditions, including competition; and
- capital expenditure requirements;

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. The forward-looking statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the various factors identified in this prospectus and the documents incorporated by reference herein which could cause actual results to differ.

NO PROCEEDS FROM OFFERING TO ALPHA

     If the Warrants dated January 28, 2002, March 4, 2002 and September 5, 2003 are exercised in full, Alpha will receive $488,357 which it will use for working capital. Alpha will receive no part of the proceeds from the sale of any of the shares of Common Stock by the Selling Stockholders.

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The Shares offered hereby will be acquired by the Selling Stockholders pursuant to the exercise of the Warrants dated January 28, 2002, March 4, 2002 and September 5, 2003 issued to the Selling Stockholders. As of the date of this Prospectus, the Warrants have not been exercised. Each of the Selling Stockholders is a Lender to Alpha pursuant to the Credit Agreement dated December 26, 2000, as amended. The Warrants were issued to the Selling

Stockholders pursuant to amendments dated January 28, 2002, March 4, 2002 and September 5, 2003.

     The following table sets forth the name of each Selling Stockholder, the amount of Alpha’s Common Stock beneficially owned by such Selling Stockholder as of June 15, 2004 based upon the number of shares of Common Stock which each Selling Stockholder may acquire upon exercise of the Warrants issued to each Selling Stockholder, the number of shares to be offered by such person and the number of shares of outstanding Common Stock owned by such Selling Stockholder assuming the sale of all Shares offered hereby:

	No. of Shares
	Owned Beneficially	No. of Shares	No. of Shares to be
Name	Prior to Offering	Offered Hereby	Owned After Offering
Union Bank of California, NA	108,410	108,410	-0-
U.S. Bank National Association	37,453	37,453	-0-
Manufacturers Bank	34,245	34,245	-0-
IBM Credit Corporation	37,453	37,453	-0-
California Bank & Trust	40,664	40,664	-0-

     The Shares may be sold from time to time by the Selling Stockholders, or by transferees or other successors in interest. Such sales may be made on the NASDAQ National Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Brokers or dealers engaged by Selling Stockholders will receive commissions or discounts in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be the “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Act”) in connection with such sales. The Selling Stockholders may be deemed to be “underwriters” within the meaning of the Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Each of Union Bank of California, N.A., U.S. Bank National Association, and California Bank & Trust, each of whom is affiliated with a broker dealer, purchased the warrants and will acquire the underlying Shares upon exercise of the warrants in the ordinary course of business. At the time of the purchase of the warrants and underlying shares, such Selling Stockholders affiliated with broker dealers will have no agreements or understandings, directly or indirectly, with any person to distribute the Shares.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     The authorized capital stock of Alpha includes 17,000,000 shares of Common stock, par value $.03 per share, and 180,000 shares of Preferred Stock, par value $100 per share. Holders of Common Stock have no preemptive rights. As of June 15, 2004, there were 7,110, 336 shares of Common Stock outstanding. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of Alpha out of any funds legally available to Alpha for that purpose.

     Holders of Common stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast at the meeting.

Preferred Stock

     Alpha is authorized to issue 180,000 shares of Preferred Stock, par value $100 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus no shares of Preferred Stock were issued and outstanding.

Certain Provisions of Delaware Law

     Alpha is subject to Section 203 of Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby are being passed upon for Company by Shapiro Forman Allen & Miller LLP, 380 Madison Avenue, New York, New York 10017.

INDEMNIFICATION OF DIRECTORS AND OFFICERS —
DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION

     Under provisions of Alpha’s Certificate of Incorporation, any person made a party to any lawsuit by reason of being a director or officer of Alpha, or any parent or subsidiary thereof, may be identified by Alpha to the full extent authorized by the General Corporation Law of the State of Delaware.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Alpha pursuant to the foregoing provisions, Alpha has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$53
Legal fees and expenses	$17,500
Accounting fees and expenses	$11,000
TOTAL	$28,553

The foregoing, except for the Securities and Exchange Commission registration fee are estimates.

Item 15. Indemnification of Directors and Officers

     Section 145(a) of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and

(b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Alpha’s certification of incorporation, as amended and restated, provides:

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section.

     Alpha has entered into indemnification agreements with each director providing for indemnification to the fullest extent permitted by Delaware law.

Item 16. Exhibits.

Exhibit No.	Description
4.1	Form of Warrant.
5	Opinion of Shapiro Forman Allen & Miller LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Shapiro Forman Allen & Miller LLP. *
23.4	Consent of Delphi Valuation Advisors, Inc.
24.1	Power of Attorney - included on signature page.

*	Contained in Exhibit 5.

Item 17. Undertakings.

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. The undersigned registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on June 21, 2004.

ALPHA TECHNOLOGIES GROUP, INC.
By:	/s/ Lawrence Butler
Lawrence Butler
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lawrence Butler Lawrence Butler	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 21, 2004
/s/ Robert C. Streiter* Robert C. Streiter	Chief Operating Officer, President and Director	June 21, 2004
/s/ James Polakiewicz James Polakiewicz	Chief Financial Officer (Principal Financial and Accounting Officer)	June 21, 2004
/s/ Richard E. Gormley* Richard E. Gormley	Director	June 21, 2004
/s/ Greg Brogger* Greg Brogger	Director	June 21, 2004
/s/ Robert A. Kors* Robert A. Kors	Director	June 21, 2004

*By: /s/ Lawrence Butler

Lawrence Butler
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant. *
5	Opinion of Shapiro Forman Allen & Miller LLP. *
23.1	Consent of Deloitte & Touche LLP. **
23.2	Consent of Grant Thornton LLP. **
23.3	Consent of Shapiro Forman Allen & Miller LLP. ***
23.4	Consent of Delphi Valuation Advisors, Inc. *
24.1	Power of Attorney - included on signature page.*

*	Previously Filed.
**	Filed herewith.
***	Contained in Exhibit 5.